

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

June 16, 2009

Ms. Mary Agnes Wilderotter
Chairman of the Board, President and
 Chief Executive Officer
Frontier Communications Corporation
3 High Ridge Park
Stamford, Connecticut 06905

      RE: Frontier Communications Corporation
             Form 10-K for the year ended December 31, 2008
             Filed February 27, 2009
             File No. 1-11001

Dear Ms. Wilderotter:

      We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K
Management's Discussion and Analysis, page 20

1.   We note that goodwill accounted for 38% of total assets as of December 31, 2008. We note that revenues, operating income and segment income have declined in recent quarters due to the negative impact of the current economic environment. As a result of your impairment test of your reporting units as of December 31, 2008, you determined that your goodwill balance was not impaired. In light of the significance of your

goodwill balance, we expect robust and comprehensive disclosure in your critical accounting policies regarding your impairment testing policy. This disclosure should provide investors with sufficient information about management's insights and assumptions with regard to the recoverability of goodwill. Specifically, we believe you should provide the following information:

- Provide a more detailed description of the steps you perform to review goodwill for recoverability.

- Disclose a breakdown of your goodwill balance as of December 31, 2008 by reporting unit.

- Disclose any changes to your reporting units or allocations of goodwill by reporting unit and the reasons for such changes.

- Describe the nature of the valuation techniques and the significant estimates and assumptions you employed to determine the fair value of your reporting units in your impairment analysis. For example, if you utilize the discounted cash flow approach, you should disclose the discount rates for each reporting unit and how those discount rates were determined, including your consideration of any market risk premiums. In addition, we believe your disclosure should address your estimates of future cash flows, as follows:

  - Provide a discussion of your historical cash flow growth rates and explain how your historical growth rates were considered when determining the growth rate to be utilized in your cash flow projections.

  - Disclose the growth rate you need to achieve in your cash flow projections in order to avoid having a goodwill impairment charge.

  - In view of the current economic environment, discuss how you considered the uncertainties inherent in your estimated future growth rates. For example, you should explain if and when you anticipated a recovery of the economy in your growth rates used in your cash flows analysis.

- Describe changes to the assumptions and methodologies, if any, since your last annual impairment test.

For further guidance, refer to Release No. 33-8350 "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations."

<u>Form 10-Q for the quarter ended March 31, 2009</u>
<u>Management's Discussion and Analysis</u>
<u>Covenants, page 19</u>

2.   We note that you are required to comply with a maximum leverage ratio among other covenants to your debt and credit facility agreements. We also note that in May 2009 you negotiated an amendment to the leverage ratio covenant related to the RTFC's loan facility. As you are highly leveraged an event of default would have a material impact on your operations. Therefore you should revise MD&A to include a discussion of the actual ratios as of each reporting date showing the specific computations used to arrive at the actual ratios.   Further you should include a discussion of how the recent operating environment and the changes to the maximum leverage ratio in the coming quarters will impact your compliance with your covenants. .

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Ms. Maggie Agnes Wilderotter
Citizens Communications Co.
June 16, 2009
Page 4

        You may contact Joseph M. Kempf, Senior Staff Accountant, at (202) 551-3352 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

                                        Sincerely

                                        Larry Spirgel
                                        Assistant Director

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance
AD11
100 F Street, N.E., Mail Stop 3561
Washington, D.C. 20549-3561



TELEC ... EET

DATE: June 16, 2009

TO:

RECIPIENT'S NAME: Mr. Donald Shassian
                        Chief Financial Officer

FAX NUMBER: 203-614-4661

TELEPHONE NUMBER:
REGISTRANT: Citizens Communications Co.

FROM:

SENDER'S NAME: Joseph M. Kempf

DIRECT DIAL NUMBER: 202-551-3352

FACSIMILE NUMBER: 202-772-9205

NO. OF PAGES, INCLUDING FACSIMILE COVER PAGE: 5